UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Atento S.A.

(Name of Issuer)

Ordinary Shares, no nominal value per share

(Title of Class of Securities)

L0427L 105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. L0427L 105	Page 2 of 6 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Atalaya Luxco PikCo S.C.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Grand Duchy of Luxembourg
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0 shares
	6	Shared voting power 62,660,015 ordinary shares (See Item 4)
	7	Sole dispositive power 0 shares
	8	Shared dispositive power 62,660,015 ordinary shares (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 62,660,015 ordinary shares (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 85.1% (a) (See Item 4)
12	Type of reporting person (see instructions) CO

(a)	The percentage is calculated using the 73,619,511 ordinary shares outstanding as disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission, dated October 1, 2014.

13G

CUSIP No. L0427L 105	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

Atento S.A. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Issuer are located at Da Vinci Building, 4 rue Lou Hemmer, L-1748 Luxembourg-Findel, Grand Duchy of Luxembourg.

Item 2(a)	Name of Person Filing:

This statement is being filed on behalf of Atalaya Luxco PikCo S.C.A., a corporation (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (“PikCo”).

Atalaya Luxco Topco S.C.A., a corporation (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (“TopCo”), owns 99.99% of the equity interests of PikCo. Atalaya PikCo S.à r.l., a limited liability company (société à responsibilité limitée) organized under the laws of the Grand Duchy of Luxembourg (“PikCo GP”), is the general partner of PikCo. Atalaya Luxco S.à r.l., a limited liability company (société à responsibilité limitée) organized under the laws of the Grand Duchy of Luxembourg (“TopCo GP” and, together with PikCo, Topco and Pikco GP, the “LuxCos”), is the general partner of Topco. Topco GP is 50% owned by each of Bain Capital Fund X, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Bain Capital Fund X”), and Bain Capital Europe Fund III, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Bain Europe Fund”). Bain Capital Partners X, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Bain Capital Partners X”), is the general partner of Bain Capital Fund X. Bain Capital Partners Europe III, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Bain Capital Partners Europe”), is the general partner of Bain Europe Fund. Bain Capital Investors, LLC, a limited liability company organized under the laws of the State of Delaware (“BCI”), is the general partner of each of Bain Capital Partners X and Bain Capital Partners Europe.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the LuxCos is: Da Vinci Building, 4 rue Lou Hemmer, L-1748 Luxembourg-Findel, Grand Duchy of Luxembourg.

The address of the principal business office of each person named in Item 2(a) other than the LuxCos is c/o Bain Capital Investors, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c)	Citizenship:

Each LuxCo is organized under the laws of the Grand Duchy of Luxembourg.

13G

CUSIP No. L0427L 105	Page 4 of 6 Pages

Each person named in Item 2(a), other than the LuxCos and BCI, is organized under the laws of the Cayman Islands.

BCI is organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Ordinary Shares of the Issuer, no nominal value per share (the “Ordinary Shares”).

Item 2(e)	CUSIP Number:

The CUSIP number of the Issuer’s Ordinary Shares is L0427L 105.

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

13G

CUSIP No. L0427L 105	Page 5 of 6 Pages

Item 4	Ownership:

(a)	Amount beneficially owned

This Schedule 13G is being filed on behalf of PikCo. As of the close of business on December 31, 2014, 62,660,015 Ordinary Shares of the Issuer, representing 85.1% of the Issuer’s outstanding Ordinary Shares, were held directly by PikCo.

(b)	Percent of class: See Item 4(a) hereof.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0.

(ii)	shared power to vote or to direct the vote: 62,660,015.

(iii)	sole power to dispose or to direct the disposition of: 0.

(iv)	shared power to dispose or to direct the disposition of: 62,660,015.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 17, 2015.

Atalaya Luxco PIKco SCA Atalaya Luxco S.a.r.l. Atalaya Luxco Topco S.C.A. Atalaya PIKco S.a.r.l.

By:	/s/ Jay P. Corrigan
Name: Title:	Jay P. Corrigan Authorized Signatory

Bain Capital Investors, LLC

By:	/s/ Michael D. Ward
Name: Its:	Michael D. Ward Managing Director

Bain Capital Europe Fund III, L.P. By: Bain Capital Partners Europe III, L.P. Its: General Partner By: Bain Capital Investors, LLC Its: General Partner

By:	/s/ Michael D. Ward
Name: Its:	Michael D. Ward Managing Director

Bain Capital Fund X, L.P. By: Bain Capital Partners X, L.P., Its: General Partner By: Bain Capital Investors, LLC Its: General Partner

By:	/s/ Michael D. Ward
Name: Its:	Michael D. Ward Managing Director